January 30, 2009
VIA EDGAR AND FAX
United States Securities and Exchange Commission
Washington, DC 20549

Attn:	H. Roger Schwall
Assistant Director

Re:	Goodrich Petroleum Corporation
Form 10-K for Fiscal year Ended December 31 2007
Filed March 13, 2008
Response Letter Dated December 5, 2008
File No. 1-12719
Ladies and Gentlemen;
     On behalf of Goodrich Petroleum Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 15, 2009 (the “Comment Letter”) with respect to the Company’s responses contained in its letter dated December 5, 2008 regarding the Staff’s comments with respect to our Annual Report on Form 10-K for the Year Ended December 31, 2007. For your convenience, we have repeated in italics each comment of the Staff exactly as given in the Comment Letter dated January 15, 2009 and set forth below each such comment is the Company’s response.
Comment 1:
Definitive Proxy Statement of Schedule 14A Filed on April 16, 2008
Annual Incentive Awards, page 23
We note your response to our prior comment 14 and reissue such comment in part. In future filings, please explain how you arrived at the percentage of base salary that was awarded as incentive compensation for each named executive officer in the relevant fiscal year. For example, please disclose whether the company performance targets were met, and if so, at what level. In addition, please disclose for each named executive officer the elements of individual performance and contributions that were taken into account by the compensation committee in determining the annual incentive award for such fiscal year. In addition, we note your statement in your response that your compensation committee awarded the maximum thirty percent of the discretionary portion of the incentive award for 2007. In future filings, please disclose why the compensation committee determined to grant the relevant discretionary portion of the incentive award. Please provide us with an example of the disclosure you intend to use in response to this comment.
Response:
Beginning with the filing of the 2009 Proxy Statement, we intend to enhance our disclosure with language similar to the following:

     The following chart presents information about the specific performance targets established by the Compensation Committee at the maximum achievement level, the Company’s actual performance results, the maximum incentive opportunities for our named executive officers and the actual percentage amounts that were paid out:

			Maximum Incentive
		Actual 2007 Company	Opportunity (% of	Actual % of Base
Performance Measure	"Exceptional" Target	Performance	base salary)	Salary Awarded
Production Growth	40%	51%	12.5%	12.5%
Reserve Replacement	200%	413%	10%	10%
Finding & Development Costs	<$3.00	$3.80	15%	0%
Lease Operating Expense per Mcfe	<$1.00	$1.30	12.5%	5%
Growth in EBITDAX	20%	104%	10%	10%
Individual Performance	N/A	N/A	10%	10%
Discretionary Award	N/A	N/A	30%	30%
TOTAL	—	—	100%	77.5%
As reflected in the table above, the Company exceeded the “Exceptional” or maximum targets for the Production Growth, Reserve Replacement and Growth in EBITDAX performance measures. However, the Company did not exceed the threshold target for the Finding & Development Costs performance measure and no payout was awarded under that measure. The Lease Operating Expense measure achieved a “Good” level of performance, which resulted in a payout of 5% of base salary. The individual performance and contributions of each of our named executive officers, which are discussed in greater detail below, were also determined to merit maximum payouts under the Individual Performance measure. Finally, based on the Compensation Committee’s review of both the Company’s actual performance against the financial performance targets established at the outset of the year and the individual performance of each of our named executive officers, the Committee exercised its judgment and awarded the maximum 30% available under discretionary component of the program. Accordingly, each of our named executive officers received a final incentive award payout equal to 77.5% of their respective base salaries in 2008.

     In considering each named executive officer’s individual performance, the Committee evaluated Mr. Goodrich’s contributions to the success of the Company and concurred with Mr. Goodrich’s assessment of the contributions of Messrs. Turnham, Looney, and Ferchau. Specifically, the Committee determined (in the case of Mr. Goodrich) and concurred with Mr. Goodrich’s conclusions (with respect to the other executive officers) that:
•	Mr. Goodrich continued his excellent leadership of the entire organization. In addition, he successfully concluded the negotiation of the joint development agreement entered into with Chesapeake Energy in June of 2008, which resulted in over $170 million of net proceeds for the Company, as well as the addition of Chesapeake Energy’s operating expertise in the Company’s Haynesville Shale play.

•	Mr. Turnham continued his excellent leadership of the operations and land groups in the Company, including the sourcing and negotiation of several significant property acquisitions during the year at Longwood and Caddo Pine Island in North Louisiana.

•	Mr. Looney continued to excel in his core responsibility of chief financial officer, including the strengthening of the Company’s balance sheet through an equity offering in July 2008 immediately following the negotiations on the previously mentioned Chesapeake Energy transaction.

•	Mr. Ferchau continued his excellent leadership of the engineering and operations functions, including the negotiation of several new vendor supply arrangements to insure the ongoing success of the Company’s drilling program.
     In determining how much of the 30% discretionary component should be awarded, the Compensation Committee considered a variety of factors, including the increase in the Company’s stock price as compared to the decline in stock price of its peers, the strong cash position of the Company’s balance sheet as of December 31, 2008, the Company’s exceptional performance with respect to production and cash flow growth and reserve replacement, and the retention of its proven and experienced management team. Based on the Company’s strong performance in spite of the challenges of deteriorating domestic economic conditions and the previously described contributions of each of our executive officers, the Committee determined to award the maximum 30% available under the discretionary component of our annual incentive program.
Comment 2:
     We also note your response to our prior comment 14 with respect to how each component of performance is factored into the calculation of the cash incentive award, and your undertaking to comply with such comment in all future filings. Please provide us with an example of the disclosure that you intend to use in such future filings.
Response:
Beginning with the filing of the 2009 Proxy Statement, we intend to enhance our disclosure with language similar to that detailed in our response to Comment 1.
2007 Annual Report on Form 10-K
Engineering Comments
Notes to the Consolidated Financial Statements, page F-10

Oil and Gas Producing Activities (Unaudited), page F-32
Oil and Natural Gas Reserves, page F-33
Comment 3:
Per our telephone discussion of January 10, 2009, please:
Furnish to us examples of your use of gas lift production techniques has resulted in actual production profiles that match the type curve decline rates that you have furnished to us. Include support for the terminal decline rates you used.
Furnish to us all the associated income forecast schedules for the 21 proved undeveloped Cotton Valley entities that are to be commingled with shallower recompletions.
Reconcile your gas production volumes and new wells drilled for the first nine months of 2008 with your projections.
Response:
We are simultaneously providing the requested information supplementally to Mr. Ron Winfrey of the Staff, by cover letter dated January 30, 2009.
Changes in Standardized Measure, page F-35
Comment 4:
     SFAS 69, paragraph 33g prescribes the disclosure of various line items in the reconciliation of changes to the standardized measure, some of which are absent from your presentation. In particular, we note the absence of “Previously estimated development costs incurred during the period”. Please amend the disclosure in your future filings to fully comply with SFAS 69.
Response:
In all future filings we will fully comply with the requirements of SFAS 69.
Closing Comments
In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ David R. Looney
David R. Looney
Executive Vice President and Chief Financial Officer